UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 SearchMedia Receives Notice of Noncompliance from NYSE Amex LLC

 Notice Relates to Stockholders’ Equity and Profitability Requirements
Shanghai, China, July 21, 2011 — SearchMedia Holdings Limited (“SearchMedia” or
the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today disclosed receipt of a noncompliance notice from NYSE Amex LLC (“NYSE Amex” or the “Exchange”), dated July 15, 2011.
Specifically, the Exchange noted that the Company is not in compliance with (1)
Section 1003(a)(i) of the NYSE Amex Company Guide (the “Company Guide”) because it reported stockholders' equity of less than $2,000,000 as of December 31, 2010 and losses from continuing operations and net losses in two of its three most recent fiscal years ended December 31, 2010, (2) Section 1003(a)(ii) of the
Company Guide because it reported stockholders' equity of less than $4,000,000 as of December 31, 2010 and losses from continuing operations and net losses in three of its four most recent fiscal years ended December 31, 2010 and (3)
Section 1003(a)(iv) of the Company Guide because, in the opinion of the
Exchange, the Company's losses and its existing financial resources, bring into question whether it will be able to continue operations and/or meet its obligations as they mature.
In order to maintain listing of the Company's common stock on the Exchange, the
Company must submit a plan by August 15, 2011 addressing how the Company intends to regain compliance by January 17, 2012, with respect to Section 1003(a)(iv) of the Company Guide, and January 15, 2013, with respect to Section 1003(a)(i) and
Section 1003(a)(ii) of the Company Guide.  The Company expects to submit a plan of compliance to NYSE Amex by August 15, 2011 advising the Exchange of the actions it intends to take that would bring the Company into compliance with
Section 1003(a)(i), Section 1003(a)(ii) and Section 1003(a)(iv) of the Company
Guide.  If the Company does not submit a plan or if the plan is not accepted by the Exchange, the Company will be subject to delisting procedures as set forth in the Company Guide.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China.  Additionally, SearchMedia operates a network of large-format light boxes in concourses of eleven major subway lines in Shanghai.
SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide a multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the Company’s ability to submit and execute a plan of compliance to meet the continued listing requirements as set forth in the Company Guide, to improve its liquidity and financial condition, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange
Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

ICR, Inc.
In New York:  Ashley De Simone: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: July 21, 2011	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer